UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (Amendment No. 1)*
Diamond Resorts International, Inc.
(Name of Issuer)
Common Stock, par value $0.01
(Title of Class of Securities)
25272T 104
(CUSIP Number)
Praesumo Partners, LLC 1 N. Wacker Drive, 48th Floor Chicago, IL 60606 (312) 357-8800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 10, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Portlnd2-4759678.1 0081299-00001    1
US_100610500v2_337444-00002 6/12/2014 3:18 PM

CUSIP No. 25272T104 13D/A Page 2 of 4

1	Names of Reporting Persons Praesumo Partners, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Illinois
Number of shares beneficially owned by each reporting person with	7	Sole Voting Power 753,092
	8	Shared Voting Power 4,967,301 (1)
	9	Sole Dispositive Power 753,092
	10	Shared Dispositive Power 4,967,301 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,720,393 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.57% (2)
14	Type of Reporting Person OO

(1)
Consists of 4,535,426 shares of common stock issuable upon exercise of a fully-exercisable call option from DRP Holdco, LLC and 431,875 shares of common stock issuable upon exercise of a fully-exercisable call option from Silver Rock Financial LLC and other entities affiliated therewith; each such call option is held by 1818 Partners, LLC. Praesumo Partners, LLC is one of the managing members of 1818 Partners, LLC.

(2)	Based on 75,526,088 outstanding shares of common stock of the Issuer as of the date of this Schedule 13D/A.

CUSIP No. 25272T104 13D/A Page 3 of 4

Item 1. Security and Issuer.

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Diamond Resorts International, Inc. (the “Issuer”), and amends the Schedule 13D filed by Praesumo Partners, LLC (the “Reporting Person”) on August 5, 2013 (as so amended, the “Schedule 13D”). The address of the principal executive offices of the Issuer is 10600 West Charleston Boulevard, Las Vegas, Nevada 89135.

This Amendment No. 1 is being filed by the Reporting Person to furnish the additional information set forth herein. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following:

On June 10, 2014, the Reporting Person entered into a sales plan (the “Rule 10b5-1 Plan”) with J.P. Morgan Securities LLC (“J.P. Morgan”) pursuant to Rule 10b5-1(c) under the Exchange Act. Under the Rule 10b5-1 Plan, beginning in September 2014, J.P. Morgan is authorized to sell, on behalf of the Reporting Person, up to an aggregate of 225,000 shares of Common Stock held by the Reporting Person at prevailing market prices. All sales under the Rule 10b5-1 Plan are to be made in accordance with the terms, conditions and restrictions of the Rule 10b5-1 Plan, including time parameters, minimum price levels and daily volume activity specified in the Rule 10b5-1 Plan, and the Reporting Person does not have any control, influence or authority over sales made pursuant to the Rule 10b5-1 Plan. The form of the Rule 10b5-1 Plan is filed as Exhibit 11 hereto, and the foregoing description of the Rule 10b5-1 Plan is qualified in its entirety by reference thereto.

Item 7. Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following exhibit:

11.	Form of Sales Plan dated June 10, 2014 between Praesumo Partners, LLC and J.P. Morgan Securities LLC

CUSIP No. 25272T104 13D/A Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2014

PRAESUMO PARTNERS, LLC

/s/ Jared T. Finkelstein, as attorney-in-fact for Praesumo Partners, LLC
Jared T. Finkelstein, attorney-in-fact for Praesumo Partners, LLC